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                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                    deemed filed pursuant to Rule 14d-2(b) under
                                             the Securities Exchange Act of 1934

                                         Filing Person: Network Associates, Inc.
                                         Subject Company: McAfee.com Corporation
                                 Subject Company's Commission File No.: 00-28247

                                                            Date: March 26, 2002


On March 26, 2002, Networks Associates, Inc. issued the following press release:


Network Associates Discloses SEC Inquiry, Postpones Proposed Exchange Offer

         SANTA CLARA, Calif., March 26 /PRNewswire-FirstCall/ -- Network Associates, Inc. (NYSE: NET) today announced that it was informed that the staff of the Securities & Exchange Commission (SEC) has commenced a "Formal Order of Private Investigation" into the Company's accounting practices during the 2000 fiscal year. The Company believes the inquiry relates to accounting issues that predate the current management team's arrival in early 2001. The Company has reviewed its accounting for fiscal 2000 with its outside auditors and continues to believe that the accounting was proper. The Company will work cooperatively with the SEC staff in order to bring the inquiry to a conclusion as promptly as possible.

         The Company will postpone to a later date the commencement of its Proposed offer to exchange 0.675 shares of Network Associates common stock for each share of McAfee.com Class A common stock.

         The Company will host a conference call today at 8:30 a.m. Eastern, 5:30 a.m. Pacific. Participants should call 888-769-9037 (domestic) or 212-547-0286 (international), pass code: NET. Attendees should dial in at least 15 minutes prior to the conference call. A playback of the call will be available through May 25 by calling 800-294-4406 (domestic) or 402-220-9778 (international), pass code: NET.

         Additional Information and Where to Find It.

         In connection with the proposed exchange offer, Network Associates will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND RELATED MATERIALS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Network Associates with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Network Associates' related filings with the SEC, may also be obtained


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from Network Associates by directing a request to Network Associates' Investor
Relations Department at 3965 Freedom Circle, Santa Clara, CA 95054.

About Network Associates

         With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.

Safe Harbor Statement.

         The foregoing news release contains forward-looking statements. Forward-looking statements include those regarding Network Associates' proposed exchange offer. Actual results may vary, perhaps materially, from those contained in the forward-looking statements. Network Associates may not commence or complete the exchange offer described in this news release. Investors should read Network Associates' prospectus and tender offer statement describing the proposed exchange offer and the documents incorporated therein for a more detailed discussion of these risks and uncertainties.

         NOTE: Network Associates, McAfee, Sniffer and Magic Solutions are registered trademarks of Network Associates, Inc. and/or its affiliates in the United States and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.




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